N E W S R E L E A S E

June 14, 2011

Nevsun Reports No Significant Impact from Volcanic Eruption in Eritrea

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex: NSU) is pleased to report that the earthquakes and associated volcanic eruption in Eritrea have had no impact on operations at the Bisha mine and management does not expect any future material impact to operations.

The volcano is over 300 km south and east from the Bisha site.  There is no direct impact from the eruption or associated earthquakes on operations.  The ash plume may periodically affect international air service to Asmara however this will not interrupt operations.

Forward Looking Statements: The above contains forward-looking statements regarding operations at Bisha. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-13.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com